April 21, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	ROC Energy Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4 Filed April 3, 2023
File No. 333-269763

 Ladies and Gentlemen:

On behalf of our client, ROC Energy Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 14, 2023, relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed via EDGAR on April 3, 2023.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-4 Filed April 3, 2023

Cover Page

1.	We note your statement in response to prior comment 1 that “the consummation of a PIPE Investment is not a condition to the business combination or otherwise necessary for the parties to complete the business combination.” We also note your disclosure on page 18 that "The Business Combination Agreement requires that the aggregate cash available to ROC at the Closing from either the Trust Account, the PIPE Financing, or a combination of the two (in any case, after giving effect to the redemption of any shares of Common Stock but prior to paying expenses of ROC and DTI, as set forth in the Business Combination Agreement) shall equal or exceed $55,000,000 (the 'Minimum Cash Condition')." On page 76, you indicate that the Maximum Redemption Scenario presented in the unaudited for pro forma combined financial information assumes the receipt of $12.9 million cash in the PIPE Financing to meet the Minimum Cash Condition on $55.0 million. Please revise the registration statement to disclose whether or not the consummation of a PIPE Investment is a condition to the business combination or may otherwise be necessary for the parties to complete the business combination.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page and pages 4, 26-28, 31, 108, 120-121 and 138-141 of Amendment No. 2 to address the Staff’s comment.

2.	Please clarify that ROC’s Sponsor, directors, officers and their affiliates are participating in the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on the cover page of Amendment No. 2 to address the Staff’s comment.

April 21, 2023 Page 2

Questions and Answers about the Proposals for ROC Stockholders

Q: What conditions must be satisfied to complete the business combination?, page 2

3.	Please disclose the amount of the Minimum Cash Condition and include the definition of “Minimum Cash Condition" under "Certain Defined Terms."

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages vii and 2 of Amendment No. 2 to address the Staff’s comment.

Q: What equity stake will our current stockholders and the holders of our Founder Shares hold in PubCo...?, page 3

4.	In light of the fact that public shareholders may redeem up to 95% of the public shares and the unlikely possibility of no redemptions, balance this disclosure by providing the equity stakes assuming maximum redemptions.

Response: The Company acknowledges the Staff's comment and has revised the disclosures on pages 2-4, 30-31 and 106-107 of Amendment No. 2 to address the Staff’s comment.

Q: What are the material U.S. federal income tax consequences of the business combination to DTI stockholders?, page 11

5.	We note the disclosure you provided in response to prior comment 5. Please revise your disclosure here and throughout the filing to state clearly that the disclosure related to tax consequences of the business combination to DTI stockholders is the opinion of Bracewell LLP.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 12-13 and 32 of Amendment No. 2 to address the Staff’s comment.

Voting Power and Implied Ownership of PubCo Upon Consummation of the Business Combination, page 24

6.	Revise footnote (9) to provide a breakdown of the PIPE investors, specifically quantifying the PIPE shares issued to the Sponsors. Alternatively, consider revising this presentation to be consistent with the one on page 81.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 26-28 and 138-141 of Amendment No. 2 to address the Staff’s comment.

7.	We note that you present a 95% redemption scenario here, but present a Maximum Redemption Scenario in the pro forma financial information that is different. Please prominently disclose that the 95% redemption scenario assumes the waiver of the Minimum Cash Condition, and disclose the amount of cash you would have for purposes of the Minimum Cash Condition under the 95% redemption scenario. Disclose why you present a different maximum redemption scenario in your pro forma financial information, and consider also providing that Maximum Redemption Scenario here.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 26-28 and 138-141 of Amendment No. 2 to address the Staff’s comment.

April 21, 2023 Page 3

Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Pro Forma Presentation, page 80

8.	Revise the table on page 81 or provide a footnote to the table to indicate that the PIPE shares of 198 are to an unaffiliated investor and that the ROC Sponsor shares include 1,485 shares issued in the PIPE Financing.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 90-91 of Amendment No. 2 to address the Staff’s comment.

2. Accounting for the Business Combination, page 81

9.	We note the revisions made in response to prior comment 16. As the business combination will not be consummated if 95% of the shares are redeemed, please revise to disclose HHEP's expected ownership at the maximum redemption scenario as described on page 76.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 91-92 of Amendment No. 2 to disclose HHEP’s expected ownership percentage under the maximum redemption scenario in the unaudited pro forma condensed combined financial information.

3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, page 82

10.	We note your response to comment 17. Please describe the nature of the $9.7 million transaction costs incurred by ROC and explain your basis for recording them as a reduction of equity. In this regard, we note that costs incurred by the SPAC to consummate the merger are generally expensed as incurred unless the costs relate to the SPAC issuing debt or equity (e.g., shares acquired by PIPE).

Response: The Company acknowledges the Staff’s comment. When determining whether to record the approximately $9,745,000 of transaction costs as a reduction of equity, we utilized the guidance in SEC SAB Topic 5.A which states:

“Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. However, management salaries or other general and administrative expenses may not be allocated as costs of the offering and deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. A short postponement (up to 90 days) does not represent an aborted offering.”

The approximately $9,745,000 in transaction costs that were recorded as a reduction to equity in Amendment No. 1 are as follows:

1.	$6,750,000 of costs for legal and banking advisory services related to the S-4. These costs relate to the PIPE Financing and business combination. These costs are directly attributable to the offering and have thus been recorded as a reduction of equity in Amendment No. 2 in accordance with the SAB Topic 5.A guidance above.
2.	$2,000,000 related to underwriting fee. These costs are directly attributable to the offering and have thus been recorded as a reduction of equity in Amendment No. 2 in accordance with the SAB Topic 5.A guidance above.
3.	$200,000 of costs for printing fees for the S-4. These costs are directly attributable to the offering and has thus been recorded as a reduction of equity in Amendment No. 2 in accordance with the SAB Topic 5.A guidance above.
4.	$250,000 of costs for investor relations, public relations and marketing directly related to the business combination. These costs are mostly related to the concept of a “road show.” Therefore, these costs are directly attributable to the offering and have thus been recorded as a reduction of equity in Amendment No. 2 in accordance with the SAB Topic 5.A guidance above.

April 21, 2023 Page 4

5.	$60,000 for proxy solicitation to solicit ROC stockholders to vote for the merger. This is a cost of the combined entity going public and is directly attributable to the offering. Therefore, this cost has been recorded as a reduction of equity in Amendment No. 2 in accordance with the SAB Topic 5.A guidance above.
6.	$250,000 of costs for clearing, custody, and regulatory services, the majority of which is to Continental Stock Transfer and Trust. These costs are related to recordkeeping and accounting for stock redemptions, placing PIPE shares in escrow, issuing new shares, etc. These are costs of going public and are directly attributable to the offering and have therefore been recorded as a reduction of equity in Amendment No. 2 in accordance with the SAB Topic 5.A guidance above.
7.	$235,000 of costs for the Fairness Opinion. As the fairness opinion is similar to a valuation report, we have recorded these costs as an increase to expense in Amendment No. 2, rather than as a reduction to equity.

The table below summarizes the treatment of the $9,745,000 in transaction costs in Amendment No. 1 vs. Amendment No. 2:

Costs	Amount	Amendment No. 1 Treatment	Amendment No. 2 Treatment	Total Decrease of Equity in Amendment No. 1	Total Decrease of Equity in Amendment No. 2	Difference Amendment No. 1 vs. Amendment No. 2
Legal and banking advisory services	$6,750,000	Decrease of equity	Decrease of equity	$6,750,000	$6,750,000	$-
Underwriting fee	$2,000,000	Decrease of equity	Decrease of equity	$2,000,000	$2,000,000	$-
Printing costs	$200,000	Decrease of equity	Decrease of equity	$200,000	$200,000	$-
Investor relations and marketing	$250,000	Decrease of equity	Decrease of equity	$250,000	$250,000	$-
Proxy solicitation	$60,000	Decrease of equity	Decrease of equity	$60,000	$60,000	$-
Clearing, custody, and regulatory services	$250,000	Decrease of equity	Decrease of equity	$250,000	$250,000	$-
Fairness opinion	$235,000	Decrease of equity	Increase of expense	$235,000	$-	$235,000
Totals	$9,745,000			$9,745,000	$9,510,000	$235,000

11.	We note your response to prior comment 18. As there does not appear to be a legal requirement to exercise the DTI stock options and as the exercise of such options does not appear to be an event that is trigged by the business combination, please remove any adjustments for the exercise of the DTI stock options from the pro forma financial statements. Refer to Article 11-01(a) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 92-93 of Amendment No. 2 so that no adjustment is reflected for any exercises of DTI stock options in the pro forma financial statements.

April 21, 2023 Page 5

Financial Statements (Audited) of Drilling Tools International Holdings, Inc.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

12.	Your revised disclosures on page F-10 indicate that product sales consist of charges for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of the Company’s customers, and other charges for made to order product sales. Please tell us more about each of these product categories and explain when revenue is recognized for each. Also, provide us with a breakdown of the revenue recognized for each of these categories in 2022 and 2021.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages F-9 - F-10 of Amendment No. 2 to state when revenue is recognized for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of the Company’s customers. The product sales for rented tools that are damaged beyond repair, charges for lost-in-hole, and charges for lost-in-transit while in the care, custody or control of the Company’s customers all fall into the same general category of product sales as a result of the occurrence of an event that prevents the customer from being unable to return the asset to the Company in the proper condition at the end of the contract term. Pursuant to the contractual terms with the Company’s customers, upon the customer’s notification to the Company of the occurrence of one of the noted events, the enforceable right to payment from the Company’s customer to the Company is established, and the revenue is recognized at such time. Revenue associated with made to order product sales is recognized at a point in time, upon delivery of the product or when the product is made available to the customer for pickup. Please refer to the breakdown of the revenue recognized for each product sale category for 2022 and 2021 below:

Product Sales	2021 (in thousands)	2022 (in thousands)
Damaged beyond repair	3,371	5,222
Lost-in-hole	6,010	13,881
Lost-in-transit	348	972
Made to order product sales	8,363	10,463
Total	18,092	30,538

13.	Your disclosure here and on page 164 indicates that product sales revenue is recognized when the product is made available to the customer for pickup at your shipping dock. However, your revised disclosure on page 165 indicates that your Topic 606 revenue, which appears to be for product sales, is generally recognized at the time of delivery to or pick-up by the customer. Please revise to clarify when product revenue is recognized.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 171 and F-10 of Amendment No. 2 to address the Staff’s comment.

14.	We note your response to prior comment 31. Please explain to us in greater detail how you determined that control has transferred and that the customer has the significant risks and rewards of ownership. Tell us whether your product sales represent a bill-and-hold arrangement and how you considered of each of the criteria in ASC 606-10-55-83. As part of your response, please quantify the amount of revenue recognized from these arrangements for the periods presented.

Response: As noted in the Company’s response to prior comment 31, after the asset is made available to the customer’s carrier for pickup at the Company’s facility, the customer has significant risks and rewards of ownership of the asset as the customer has the risk of loss and is responsible for insurance, has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset, has the ability to direct to which location the asset will be transported to and the ability to transfer or sell the asset. More specifically, after the asset is made available to the customer’s carrier for pickup at the Company’s facility, the Company no longer has the right to use the asset, to sell the asset, or to redirect the asset to another customer or location. Further, the customer has significant risks of ownership as the customer is responsible for any losses incurred (relating to damage, theft, obsolescence, etc.) after this point. The product sales do not represent bill-and-hold arrangements.

April 21, 2023 Page 6

Note 3 - Balance Sheet Details - Current Assets and Current Liabilities, page F-18

15.	We note your response to prior comment 29. Please revise to include the disclosures required by ASC 330-10-50-2. In addition, tell us in which line item the write-off was recognized in your consolidated statements of operations and comprehensive income. Also, as previously requested, tell us what consideration was given to disclosing the significant write-off in your discussion of operating costs in MD&A.

Response: The Company acknowledges the Staff’s comment and per ASC 330-10-50-2 the Company has revised disclosures on pages F-19-F-20 of Amendment No. 2 to address the Staff’s comment. During the years ended December 31, 2019, 2020 and 2021 the Company directly credited the inventory account, not via the allowance account for $1.2 million, $9 thousand, and $0.4 million, respectively, resulting in a cumulative credit to the inventory account of $1.6 million as of December 31, 2021. The impact to cost of tool rental revenue on the consolidated statements of operations and comprehensive income of these write-offs was $0.4 million for the year ended December 31, 2021. For the twelve months ended December 31, 2022, the Company recognized a $44 thousand write-off of obsolete inventory within the cost of tool rental revenue account on the consolidated statements of operations and comprehensive income. Given the cost of tool rental revenue balances for the years ended December 31, 2022 and 2021 were $27.6 million and $19.9 million, respectively, we did not consider a change of $44 thousand or $0.4 million, in each respective period, to have a material impact for disclosure in the MD&A. In response to the Staff’s comment the Company has revised the disclosure on page F-19-F-20 of Amendment No. 2 to address the Staff’s comment.

Note 9 - Income taxes, page F-22

16.	We note your response to prior comment 32. Please further revise your disclosure to quantify each of the significant reconciling items in the "other" category. Refer to Rule 4-08(h)(2) of Regulation S-X.

Response: The Company acknowledges the Staff's comment and has revised disclosures on page F-23 of Amendment No. 2 to address the Staff's comment.

General

17.	We note your response to prior comment 33. We also note that you intend to include risk factor disclosure about CFIUS-related risks in your Form 10-K for the year ended December 31, 2022. Please include similar risk factor disclosure in this registration statement.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 59-60 of Amendment No. 2 to address the Staff’s comment.

18.	We note the disclosure provided in response to prior comment 34. As requested, please provide an analysis on how any such purchases would comply with Rule 14e-5.

Response: The Company confirms that none of the Sponsor, DTI or their directors, officers, advisors or respective affiliates (together, the “parties”), directly or indirectly, have, to date, made any purchases of public shares of the Company’s public common stock. The parties further acknowledge they are “covered persons” under Rule 14e-5 and any transactions in efforts to increase the likelihood that the business combination will be consummated will comply with Rule 14e-5 in any such transactions. While none of the parties have any current intention to enter into such transactions, the Company will file a Current Report on Form 8-K to disclose entry into any such transaction.

April 21, 2023 Page 7

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Daniel Kimes, Chief Executive Officer, ROC Energy Acquisition Corp.